January 29, 2026

Yosef Eichorn
Chief Executive Officer
Trailblazer Holdings, Inc.
510 Madison Avenue, Suite 1401
New York, NY 10022

       Re: Trailblazer Holdings, Inc.
           Registration Statement on Form S-1
           Filed January 29, 2026
           File No. 333-293035
Dear Yosef Eichorn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Alexandria E. Kane, Esq.